GHOST TECHNOLOGY, INC.
Via Sommacampagna 15
Villafranca di Verona, Italy 37069

September 3, 2010

VIA EDGAR
Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:           Registration Statement on Form 10 filed June 21, 2010
File # 000-31705

Dear Mr. Shuman:

In accordance with our attorney’s telephone conference with Matthew Crispino today, Ghost Technology, Inc. (the “Company”) acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact our counsel, Michael D. Harris, Esq. of Harris Cramer LLP at 561-689-4441.

Sincerely yours,

/s/Gianfranco Gracchi
Gianfranco Gracchi
Chief Executive Officer